News Release

Burcon Announces Expansion of Intellectual Property Portfolio

Files Five Additional US Patent Applications

Vancouver, British Columbia, January 25, 2022 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, today announced that it has expanded its intellectual property portfolio through the filing of five additional US patent applications covering technologies for the production of sunflower seed protein and pulse proteins.

The patent filings announced today, cover the technologies for producing protein ingredients from sunflower seed and pulses, and the unique protein ingredients produced from those technologies.  Burcon has developed a robust patent portfolio through an ongoing process of seeking protection for new technologies as they are developed, as well as pursuing further patent protection for improvements to existing technologies.  Burcon intends to continue to grow its core protein technology platform to further refine its existing protein extraction technologies and to make new innovative discoveries and will continue to seek patent protection for these inventions as they arise.

The food revolution, whereby consumers are more and more demanding plant-based alternatives from the global food and beverage industry, continues to flourish.  The increase in demand for plant-based foods is fuelled in part by consumers' demand for healthier foods, from rising consumer awareness of livestock's environmental impact, most notably as regards to climate change, and consumer concern regarding animal welfare.  Sunflower seed protein has significant potential within the plant-based food revolution.  Sunflower seed is the world's third largest oilseed crop with FAO estimating a global production of over 50 million tonnes in 2019/2020.  Sunflower seed proteins produced using Burcon's extraction technology exhibit unique and potentially valuable functional characteristics as well as a nutritional profile similar to that of canola protein.  Ingredients from sunflower seed also have a favourable profile in terms of low allergenicity and is particularly label-friendly, easily understood and  accepted by consumers.

"These patent applications add important breadth to Burcon's already formidable intellectual property portfolio," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "With our pea and canola proteins now being produced and sold, we are turning our focus to the potential economic opportunity presented by high-value proteins from sunflower and other agricultural sources for future commercialization.  The US patent applications Burcon has just filed build upon the groundwork of our significant existing intellectual property portfolio, including our first sunflower protein patent application filed almost five years ago."

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM